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                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178


STEPHEN P. FARRELL
212-309-6050
sfarrell@morganlewis.com


November 8, 2006


VIA EDGAR
---------


Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:  Jefferies Group, Inc. (File No. 1-14947)
     ----------------------------------------

Ladies and Gentlemen:

On behalf of our client, Jefferies Group, Inc., we are hereby filing via EDGAR its responses to the October 26, 2006 letter of the staff of the Securities and Exchange Commission addressed to Jefferies Group, Inc. in respect of its Annual Report on Form 10-K for the year ended December 31, 2005. If you have any questions or comments regarding this matter, please contact the undersigned at
(212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell
------------------------
Stephen P. Farrell, Esq.


cc: Jefferies Group, Inc.

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JEFFERIES GROUP, INC.

The following are the responses of Jefferies Group, Inc. to the October 26, 2006 letter of the staff. The following numbered paragraphs set forth the staff's comments in italics and the Company's responses in normal type.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 44

1. We have reviewed your response to comment one of our letter dated October 4, 2006. We do not believe paragraph 17c of SFAS 95 is intended to suggest that only the initial purchase price or other amounts paid at the time of the business combination, or within one year, should be recorded as investing cash flows. Footnote 6 clarifies that this paragraph should be interpreted to mean that if part of the purchase price is financed, subsequent payments of principal are financing cash flows. We do not believe paragraph 17c supports your assertion that contingent consideration paid in subsequent periods relating to a business combination should be classified as operating activities. Paragraph 2I of SFAS 95 states that cash flows from operating activities are generally the cash effects of transactions that enter into the determination of net income. Since these payments represent an additional element of cost of the acquired entities that is not expensed, it appears you are subsequently paying for a productive asset, in the form of additional goodwill. As such, it appears these payments would be most appropriately classified as investing activities. Please provide us with a more persuasive argument supporting your assertion that the cash flows related to subsequently paid contingent consideration should be classified as operating activities. Alternatively, please provide us with a comprehensive materiality analysis and describe how you propose to correct this presentation.

Commencing with the Form 10-Q for the quarter ended September 30, 2006, we included contingent consideration paid in subsequent periods relating to a prior business combination as investing activities in the Consolidated Statements of Cash Flows and accordingly have corrected the September 30, 2005 period to be consistent with the current presentation. We also indicated in our Form 10-Q that these changes were made to comply with accounting principles generally accepted in the U.S. The cash payments related to the contingent consideration were paid during the first quarters of 2006, 2005 and 2004. For the nine months ended September 30, 2006, this approach has the effect of reducing net cash used in operating activities and increasing net cash used in investing activities by $19.9 million from that which would have been reported otherwise. For the nine months ended September 30, 2005, this correction has the effect of increasing net cash provided by operating activities and increasing net cash used in investing activities by $8.9 million from that previously reported. We have also included disclosures regarding this correction of an immaterial error through reclassification in note 1 of the Notes to our Consolidated Financial Statements. We do not believe this change is material to a reader of our financial statements or would have influenced the judgment of a reasonable person relying on the financial reports of the Company. Our bases for this conclusion included an assessment of qualitative as well as quantitative matters as described in Staff Accounting Bulletin No. 99. Primary factors supporting our conclusion that the correction is not material are:
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o    For the nine months ended September 30, 2006, this approach has the effect of reducing net cash used in operating activities and increasing net cash used in investing activities by $19.9 million from that which would have been reported otherwise. For the twelve months ended December 31, 2005, this correction has the effect of increasing net cash provided by operating activities and increasing net cash used in investing activities by $8.9 million from that previously reported. For the twelve months ended December 31, 2004, this correction had the effect of reducing net cash used in operating activities and decreasing net cash provided by investing activities by $1.1 million from that previously reported.

o The Company's quarterly cash flow activity from operating and investing activities is impacted by several factors, including the purchase and sale of financial assets and liabilities, and has had a wide swing over the past few years with limited or no connection to earnings or liquidity. Due to the nature of the Company's operations, focus on cash from operating and investing activities as a measure of the Company's earnings or liquidity position is not meaningful due to period-to-period changes in financial assets and liabilities balances.

o Management believes net earnings, earnings per share and net revenue are the primary drivers of the Company's stock price. Management believes that the Consolidated Statements of Cash Flows is not a major driver of value determination or present / near-term future income contribution levels. Cash flow is not presented or emphasized in the earnings releases or on the earnings call and is not discussed on the call. Net earnings, net revenue, earnings per share and liquidity levels are discussed and these amounts have not changed as a result of this correction.

o The amounts involved are immaterial and the change only affects presentation within the Consolidated o Statements of Cash Flows and does not impact the Consolidated Statements of Financial Condition or the Consolidated Statements of Earnings, debt balances or compliance with debt covenants.


In evaluating the materiality of the correction to the Consolidated Statements of Cash Flows, the Company has considered the following guidance from Staff Accounting Bulletin No. 99:

o The Company has considered both "qualitative" and "quantitative" factors in assessing an item's materiality. o As described in this document, the Company has evaluated and presented both the quantitative and qualitative impact of the misstatements and the impact on all of the information available to the investor.

o The Company has evaluated whether there is a substantial likelihood that a reasonable person would consider it important or be changed or influenced by the correction and has concluded that measures such as net earnings, net revenue, earnings per share, debt levels and liquidity are the primary indicators on which a reasonable person relies in evaluating the Company and that the correction in the Consolidated Statements of Cash Flows discussed above is not material to investors making investment decisions in the Company.


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 o   We have considered whether or not the following would render a correction qualitatively material and have concluded it would not:

     o The correction does not mask a change the historical trends in earnings or operating activities. The Company believes analysts and investors are relying primarily on net earnings, net revenue, debt levels and liquidity as indicators rather than cash flow from operations, therefore, we do not believe the correction hides a failure to meet analysts' or others' expectations. The correction does not hide any failure of the Company to meet any of its previously issued earnings guidance. Also, the Company does not provide any cash flow guidance and does not discuss cash flow from operating or investing activities in any of its earnings conference calls.

     o The correction does not change a loss to income and, in fact, has no impact on net earnings. This correction, while having an immaterial impact on the amount of cash from operations, would not alter the net amount of cash flow from operating or investing activities from a positive result to a negative result on a quarterly basis or for the nine months ended September 30, 2006 and the twelve month periods ended December 31, 2005 and 2004.

     o The correction does not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

     o The correction does not impact compliance with any regulatory requirements, loan covenants or other contractual requirements.

     o Management's compensation is not impacted by the correction because incentive compensation is based primarily on net revenue and overall profitability.

     o The correction does not involve concealment of an unlawful transaction.

     o The correction within the Consolidated Statements of Cash Flows does not result in a net revenue, o income statement, earnings per share, debt balance or debt covenant change, all of which would be considered important to a reader of the financial statements.

     o The Company in its key disclosures and guidance to investors does not identify cash flow from o "operating activities" or from "investing activities" as a key financial measure or provide guidance on either.

The Company has considered the quantitative and qualitative analysis and believes, on balance and in light of all of the facts and circumstances, that the correction is immaterial for the reasons stated above. Further, we do not believe that a reader's ability to understand other key aspects of our financial position or operations that might be pertinent to an investment decision have been affected as a result of this correction. Therefore, we, after consideration and deliberation of the above SAB 99 review, believe that the correction to the Consolidated Statements of Cash Flows


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is not material. The Company has reviewed this conclusion with its auditors KPMG
LLP and its Audit Committee, who concur with the conclusions reached.

Jefferies Group, Inc. acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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